Morgan Stanley Select Dimensions Investment Series

522 Fifth Avenue

New York, NY 10036

October 30, 2008

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:   Ellen Sazzman, Division of Investment Management

Re:          Morgan Stanley Select Dimensions Investment Series, the Global Infrastructure Portfolio (formerly, the Utilities Portfolio) (File No. 33-54047)

Dear Ms. Sazzman:

Thank you for your telephonic comments regarding the registration statement on Form N-1A relating to the Global Infrastructure Portfolio (the “Variable Portfolio”) of the Morgan Stanley Variable Investment Series filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2008.  We note that while these comments are based on a review of the documents relating to Class X of the Variable Portfolio, we acknowledge that they apply equally to the documents relating to both Class X and Class Y of the Variable Portfolio.  We also acknowledge that these comments apply equally to the corresponding documents for Class X and Class Y of the Global Infrastructure Portfolio ((the “Portfolio”) and together with the Variable Portfolio, the “Portfolios”) of Morgan Stanley Select Dimensions Investment Series (the “Fund”), which were filed in a separate registration statement for the same purposes on August 29, 2008.  These filings related to certain changes to the Portfolios’ principal investment strategies and a corresponding change to the Portfolios’ names.

Below, we describe the changes made to the Fund’s registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 26 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about October 30, 2008.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                               Please ensure that the EDGAR identifier associated with the prospectus reflects the change in the Portfolio’s name.

Response 1.                               The EDGAR identifier has been amended to reflect the Portfolio’s name change.

COMMENTS TO THE PROSPECTUS

Comment 2.                               With respect to the Portfolio’s 20% basket of “other investments” discussed in the section entitled “Principal Investment Strategies—Other Investments”, describe with greater specificity what portion of the Portfolio’s fixed income securities and convertible securities are rated below investment grade.

Response 2.                               The Portfolio may invest up to 5% of its assets in fixed-income securities and convertible securities rated below investment grade.  We have revised the disclosure in the “Principal Investment Strategies—Other Investments” and “Additional Risk Information” sections to reflect this information.

Comment 3.                               To the extent that derivatives and swaps are discussed in the Principal Investment Strategy section, please add disclosure relating to derivative risk, leveraging risk, and counterparty and settlement risks to the discussion of Principal Risks.  As appropriate, please add disclosure relating to credit and liquidity risk in light of the Portfolio’s exposure to these risks through its investments in fixed income and junk bond investments.  If credit and liquidity risks are not principal risks of the Portfolio, consider adding this disclosure to the Statement of Additional Information (“SAI”).

Response 3.  Investments in derivatives and swaps are considered by the portfolio management team to be additional investments that the Portfolio may make and are not part of the principal investment strategies of the Portfolio.  These types of investments are discussed in the Principal Investment Strategy section when describing the additional investments the Portfolio may make.  Risk disclosure relating to the specific derivatives in which the Portfolio may invest is therefore included in the section titled “Additional Risk Information”.  Please note that we have added risk disclosure relating to derivatives generally to the “Principal Risk” section.

Risk disclosure relating to leveraging and counterparties is included in the prospectus within the risk discussion of specific derivatives as appropriate and in corresponding discussions in the section of the SAI titled “Description of the Fund and its Investments and Risks—Investment Strategies and Risks”.  Disclosure relating to credit risks is also included in the section of the prospectus titled “Additional Risk Information—Fixed Income Securities.”  As the portfolio management team does not consider credit and liquidity risks to be principal risks of this Portfolio, we believe that this disclosure is adequate.  Please note that we have added additional counterparty risk disclosure to the section of the prospectus titled “Additional Risk Information.”

Comment 4.                               To the extent that options on foreign currencies, stock index futures, options and forward foreign currency exchange contracts are discussed in the Principal Investment Strategy section, please consider adding risk disclosure to the Principal Risk section as appropriate.  Include explanatory disclosure that derivatives risk may be more acute when a counterparty is domiciled overseas.  If you feel that such additional risk disclosure is not warranted, consider adding this disclosure to the SAI.

Response 4.  Investments in options on foreign currencies, stock index futures (and options thereon) and foreign forward currency exchange contracts are considered by the portfolio management team to be additional investments that the Portfolio may make and are not part of the principal investment strategies of the Portfolio.  These types of investments are discussed in the Principal Investment Strategy section when describing the additional investments the Portfolio may make.  Therefore, we believe that risk disclosure relating to these specific investments is appropriately included in the section titled “Additional Risk Information”.  Please note that we have added risk disclosure relating to derivatives generally to the “Principal Risk” section and additional counterparty risk disclosure to the section of the prospectus titled “Additional Risk Information.”

Comment 5.                               In the Average Annual Total Return table, confirm that the S&P 500 Index was used in this table for the immediately preceding period.  Please include appropriate disclosure per Item 2(c)(2)(iii) of Form N-1A and corresponding instructions.  Please explain if any other index was used in the preceding period that is no longer used.

Response 5.  The S&P 500 Index and the S&P 500 Utilities Index were used in this table for the immediately preceding period.  These indices are being replaced by the S&P BMI Global Index and the S&P Global Infrastructure Index, respectively.  Disclosure required by the Instructions relating to Item 2(c)(2)(iii) of Form N-1A is included in footnote 1 and footnote 3 to the table.

Comment 6.                               Confirm that the annual portfolio operating expenses do not include any fee waivers.

Response 6.  There are currently no fee waivers in place in connection with the Portfolio’s expenses.

Comment 7.                               Please confirm that none of the items discussed in the section titled “Additional Investment Strategy Information” constitutes a principal investment strategy.

Response 7.  None of the items discussed in the “Additional Investment Strategy Information” section constitutes a principal investment strategy of the Portfolio.

Comment 8.                               Disclose in the Principal Investment Strategies section the fact that the Portfolio may engage in active and frequent trading and describe the corresponding risks.  If you feel that such disclosure is not warranted in that section, please explain why.

Response 8.  We have added disclosure regarding portfolio turnover to the Principal Investment Strategy section as requested and included a cross-reference to the “Additional Investment Strategy Information” section for a full description of portfolio turnover.

Comment 9.                               Please confirm that none of the items discussed in the section titled “Additional Risk Information” constitutes a principal risk.

Response 9.  None of the items discussed in the “Additional Risk Information” section constitutes a principal risk of the Portfolio.

Comment 10.                        Proportional Voting of Insurance Companies:  Include a section discussing whether a minimum number of votes need to be received to have a quorum.  Disclose that, as a result of proportional voting, the vote of a small number of contract holders could determine the outcome of a proposal subject to shareholder vote.

Response 10.  A discussion regarding the Fund’s proportional voting and the possibility that a small number of contract holders could determine the outcome of a proposal subject to shareholder vote is contained in the section of the SAI titled “Capital Stock and Other Securities.”

Comment 11.                        Please provide more specificity regarding the business experiences of the named portfolio managers for the past five years.

Response 11.  We respectfully acknowledge the comment, but believe that the current disclosure satisfies the requirements of Form N-1A.

Comment 12.                        Please provide updated financial information.

Response 12.  The requested information will be provided in the section of the prospectus titled “Financial Highlights” and updated performance information will be provided in the section of the SAI titled “Performance Data”.  In addition, the Fund’s unaudited financial statements for the semiannual period ended June 30, 2008 are incorporated in the SAI by reference and a copy of the Fund’s Semi-Annual Report to Shareholders will accompany the delivery of the SAI.

COMMENTS TO PART C

Comment 13.                        Item 23(d).  Please confirm that an executed version of the Sub-Advisory Agreement relating to the Portfolio will be filed with the next filing.

Response 13.  An executed version of the Sub-Advisory Agreement will be included in the next filing.

Comment 14.                        Item 23(q).  Please confirm that a power of attorney has been filed that relates to the Securities Act filing for this Portfolio.

Response 14.  A power of attorney was filed with Post-Effective Amendment number 27 of Morgan Stanley Equally Weighted S&P 500 Fund that relates to Post-Effective Amendments numbered 43 and 44 of Morgan Stanley Variable Investment Series and Post-Effective Amendments numbered 25 and 26 of Morgan Stanley Select Dimensions Investment Series.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6984 (tel) or (646) 452-4831 (fax).  Thank you.

Best regards,

/s/ Eric Griffith

5

Other Investments. The remaining 20% of the Portfolio’s assets may be invested in fixed-income securities, and equity securities of companies not engaged in the infrastructure business, U.S. Government securities issued, or guaranteed as to principal and interest, by the U.S. Government or its agencies or instrumentalities, asset-backed securities and real estate investment trusts (commonly known as “REITs”). Up to 10% of the Portfolio’s assets may be invested in convertible securities. The Portfolio may invest up to 5% of its assets in fixed-income securities and convertible securities rated below investment grade (commonly known as “junk bonds”). The Portfolio may also utilize forward foreign currency exchange contracts, options on foreign currencies, stock index futures (and options thereon), total return swaps and contracts for difference (“CFDs”), which are derivative instruments. Derivative instruments are financial instruments whose value and performance are based on the value and performance of another security or financial instrument. For more information, see the “Additional Investment Strategy Information” section.

The Portfolio may engage in active and frequent trading of its portfolio securities. For more information regarding portfolio turnover, see the “Additional Investment Strategy Information” section.

In pursuing the Portfolio’s investment objective, the Investment Adviser and/or Sub-Adviser have considerable leeway in deciding which investments they buy, hold or sell on a day-to-day basis and which trading strategies they use. For example, the Investment Adviser and/or Sub-Adviser in their discretion may determine to use some permitted trading strategies while not using others.

PRINCIPAL RISKS

There is no assurance that the Portfolio will achieve its investment objective. The Portfolio’s share price and return will fluctuate with changes in the market value of its portfolio securities. When you sell Portfolio shares, they may be worth less than what you paid for them and, accordingly, you can lose money investing in this Portfolio.

Infrastructure-Related Companies. Because the Portfolio concentrates its investments in infrastructure-related companies, the Portfolio has greater exposure to the potential adverse economic, regulatory, political and other changes affecting such entities. Infrastructure-related companies are subject to a variety of factors that may adversely affect their business or operations including high interest costs in connection with capital construction programs, costs associated with compliance with and changes in environmental and other regulations, difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets, the effects of surplus capacity, increased competition from other providers of services in a developing deregulatory environment, uncertainties concerning the availability of fuel at reasonable prices, the effects of energy conservation policies and other factors. Additionally, infrastructure-related entities may be subject to regulation by various governmental authorities and may also be affected by governmental regulation of rates charged to customers, government budgetary constraints, service interruption due to environmental, operational or other mishaps and the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards.

Other factors that may affect the operations of infrastructure-related companies include innovations in technology that could render the way in which a company delivers a product or service obsolete, significant changes to the number of ultimate end-users of a company’s products, increased susceptibility to terrorist acts or political actions, risks of environmental damage due to a company’s operations or an accident, and general changes in market sentiment towards infrastructure and utilities assets.

SDIS — The Global Infrastructure Portfolio

3

in that market. If the value of that local currency falls relative to the U.S. dollar, the U.S. dollar value of the foreign security will decrease. This is true even if the foreign security’s local price remains unchanged.

Foreign securities also have risks related to economic and political developments abroad, including expropriations, confiscatory taxation, exchange control regulation, limitations on the use or transfer of Portfolio assets and any effects of foreign social, economic or political instability. Foreign companies, in general, are not subject to the regulatory requirements of U.S. companies and as such, there may be less publicly available information about these companies. Moreover, foreign accounting, auditing and financial reporting standards generally are different from those applicable to U.S. companies. Finally, in the event of a default of any foreign debt obligations, it may be more difficult for the Fund to obtain or enforce a judgment against the issuers of the securities.

Securities of foreign issuers may be less liquid than comparable securities of U.S. issuers and, as such, their price changes may be more volatile. Furthermore, foreign exchanges and broker-dealers are generally subject to less government and exchange scrutiny and regulation than their U.S. counterparts. In addition, differences in clearance and settlement procedures in foreign markets may cause delays in settlement of the Portfolio’s trades effected in those markets and could result in losses to the Portfolio due to subsequent declines in the value of the securities subject to the trades.

The foreign securities in which the Portfolio may invest may be issued by issuers located in emerging market or developing countries. Compared to the United States and other developed countries, emerging market or developing countries may have relatively unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities issued by companies located in these countries tend to be especially volatile and may be less liquid than securities traded in developed countries. In the past, securities in these countries have been characterized by greater potential loss than securities of companies located in developed countries.

Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts, or to pass through to them to any voting rights with respect to the deposited securities.

Derivatives. The primary risks of investing in derivatives are: (i) changes in the market value of securities held by the Portfolio, and of derivatives relating to those securities, may not be proportionate, (ii) there may not be a liquid market for the Portfolio to sell a derivative, which could result in difficulty closing a position and (iii) certain derivatives can magnify the extent of losses incurred due to changes in the market value of the securities to which they relate. In addition, some derivatives are subject to counterparty risk. This risk may be more acute when a counterparty is domiciled outside of the United States. To minimize this risk, the Portfolio may enter into derivatives transactions only with counterparties that meet certain requirements for credit quality and collateral. For more information on the risks associated with the derivatives in which the Portfolio may invest, see the “Additional Risk Information” section.

Other Risks. The performance of the Portfolio also will depend on whether or not the Investment Adviser and/or Sub-Adviser are successful in applying the Portfolio’s investment strategies. The Portfolio is also subject to other risks from its permissible investments, including the risks associated with its investments in convertible securities and fixed-income securities, including junk bonds, U.S. Government securities, asset-backed securities, REITs, forward

SDIS — The Global Infrastructure Portfolio

its returns do not include any sales charges or fees. Such costs would lower performance. It is not possible to invest directly in an index. The Portfolio’s primary benchmark is being changed from the S&P 500® Index to the S&P BMI Global Index to more accurately reflect the Portfolio’s investible universe.

2  The Standard & Poor’s 500® Index (S&P 500® Index) is a broad-based index, the performance of which is based on the performance of 500 widely-held common stocks chosen for market size, liquidity and industry group representation. The Index is unmanaged and its returns do not include any sales charges or fees. Such costs would lower performance. It is not possible to invest directly in an index.

3  The Standard & Poor’s Global Infrastructure Index (S&P Global Infrastructure Index) is designed to track performance of the stocks of 75 of the largest publicly listed infrastructure companies around the world including both developed and emerging markets. The Index includes companies involved in utilities, energy and transportation infrastructure; airport services; highways and rail tracks; marine ports and services; and electric, gas and water utilities. The Index was launched on November 16, 2001 and, therefore, returns for periods using dates prior to this inception date are not available. The Index is unmanaged and its returns do not include any sales charges or fees. Such costs would lower performance. It is not possible to invest directly in an index. The Portfolio’s secondary benchmark is being changed from the S&P 500® Utilities Index to the S&P® Global Infrastructure Index to more accurately reflect the Portfolio’s investible universe.

4  The Standard & Poor’s 500® Utilities Index (S&P 500® Utilities Index) is an unmanaged, market capitalization weighted index consisting of utilities companies in the S&P 500® Index and is designed to measure the performance of the utilities sector. It includes reinvested dividends. The Index is unmanaged and its returns do not include any sales charges or fees. Such costs would lower performance. It is not possible to invest directly in an index.

FEES AND EXPENSES OF THE PORTFOLIO

ANNUAL PORTFOLIO OPERATING EXPENSES

These expenses are deducted from the Portfolio’s assets and are based on expenses paid for the fiscal year ended December 31, 2007. The Securities and Exchange Commission (“SEC”) requires that the Portfolio disclose in this table the fees and expenses that you may pay if you buy and hold shares of the Portfolio. In addition, Total annual Portfolio operating expenses in the table and example do not reflect the impact of any charges by your insurance company. If they did, expenses would be higher.

ANNUAL PORTFOLIO OPERATING EXPENSES

Advisory fee	0.57%
Distribution and service (12b-1) fees	None
Other expenses	0.18%
Total annual Portfolio operating expenses	0.75%

Example

This example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Portfolio, your investment has a 5% return each year, and the Portfolio’s operating expenses remain the same. Although your actual costs may be higher or lower, the table below shows your costs at the end of each period based on these assumptions.

Expenses Over Time
1 Year	3 Years	5 Years	10 Years
$77	$240	$417	$930

SDIS — The Global Infrastructure Portfolio

operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry. In addition, REITs depend upon specialized management skills, may not be diversified (which may increase the volatility of a REIT’s value), may have less trading volume and may be subject to more abrupt or erratic price movements than the overall securities market. Furthermore, investments in REITs may involve duplication of management fees and certain other expenses, as the Portfolio indirectly bears its proportionate share of any expenses paid by REITs in which it invests. U.S. REITs are not taxed on income distributed to shareholders provided they comply with several requirements of the Internal Revenue Code of 1986, as amended (the “Code”). U.S. REITs are subject to the risk of failing to qualify for tax-free pass-through of income under the Code.

High Yield Securities. The Portfolio may invest up to 5% of its net assets in convertible securities and/or fixed-income securities rated below investment grade. Securities rated below investment grade are commonly known as “junk bonds” and have speculative credit risk characteristics.

Forward Foreign Currency Exchange Contracts, Options on Currencies and Stock Index Futures. Participation in forward foreign currency exchange contracts involves risks. If the Investment Adviser and/or Sub-Adviser employ a strategy that does not correlate well with the Portfolio’s investments or the currencies in which the investments are denominated, currency contracts could result in a loss. The contracts also may increase the Portfolio’s volatility and may involve a significant risk. In addition, if the Portfolio invests in options on currencies and/or stock index futures (or options thereon), its participation in these markets would subject the Portfolio to certain risks. The Investment Adviser’s and/or Sub-Adviser’s predictions of movements in the direction of the currency or index markets may be inaccurate, and the adverse consequences to the Portfolio (e.g., a reduction in the Portfolio’s net asset value or a reduction in the amount of income available for distribution) may leave the Portfolio in a worse position than if these strategies were not used. Other risks include the possible imperfect correlation between the price of futures contracts and movements in the prices of securities and the possible absence of a liquid secondary market for certain of these instruments. Certain options may be over-the-counter options, which are options negotiated with dealers; there is no secondary market for these investments.

Total Return Swaps. The Portfolio’s investments in total return swaps do not involve the delivery of securities, other underlying assets or principal. Accordingly, the risk of loss with respect to total return swaps is the net amount of interest payments that the Portfolio is contractually obligated to make and the return of the underlying reference stock the Portfolio is contractually entitled to receive. If the other party to a total return swap defaults, the Portfolio’s risk of loss consists of the appreciation value of the underlying reference stock the Portfolio is contractually entitled to receive. If there is a default by the counterparty, the Portfolio may have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. The use of swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Adviser and/or Sub-Adviser is incorrect in its forecasts of market values and interest rates, the investment performance of the Portfolio would be less favorable than it would have been if this investment technique were not used.

Contracts for Difference. As is the case with owning any financial instrument, there is the risk of loss associated with buying a CFD. For example, if the Portfolio buys a long CFD and the

SDIS — The Global Infrastructure Portfolio

underlying security is worth less at the end of the contract, the Portfolio would be required to make a payment to the seller and would suffer a loss. Also, there may be liquidity risk if the underlying instrument is illiquid because the liquidity of the CFD is based on the liquidity of the underlying instrument. A further risk is that adverse movements in the underlying security will require the buyer to post additional margin. CFDs also carry counterparty risk, i.e., the risk that the counterparty to the CFD transaction may be unable or unwilling to make payments or to otherwise honor its financial obligations under the terms of the contract. If the counterparty were to do so, the value of the contract, and of the Portfolio’s shares, may be reduced.

Counterparty Risk. The Portfolio will be exposed to the credit of the counterparties to currency forwards and other derivative contracts and the counterparty’s ability to satisfy the terms of the agreements, which exposes the Portfolio to the risk that counterparties may default on their obligations to perform under the agreements. In the event of a bankruptcy or insolvency of a counterparty, the Portfolio could experience delays in liquidating its positions and significant losses, including declines in the value of its investment during the period in which the Portfolio seeks to enforce its rights, inability to realize any gains on its investment during such period and fees and expenses incurred in enforcing its rights. These risks may be more acute when a counterparty is domiciled outside of the United States.

PORTFOLIO MANAGEMENT

MORGAN STANLEY INVESTMENT ADVISORS INC.

The Investment Adviser, together with its affiliated asset management companies, had approximately $483.4 billion in assets under management or supervision as of September 30, 2008.

The Fund has retained the Investment Adviser — Morgan Stanley Investment Advisors Inc. — to provide investment advisory services to the Fund pursuant to an investment advisory agreement (the “Investment Advisory Agreement”). The Investment Adviser has, in turn, contracted with the Sub-Adviser — Morgan Stanley Investment Management Limited — to invest the Portfolio’s assets, including the placing of orders for the purchase and sale of portfolio securities, pursuant to a sub-advisory agreement (the “Sub-Advisory Agreement”). The Investment Adviser is a wholly-owned subsidiary of Morgan Stanley, a preeminent global financial services firm engaged in securities trading and brokerage activities, as well as providing investment banking, research and analysis, financing and financial advisory services. The Investment Adviser’s address is 522 Fifth Avenue, New York, New York 10036.

The Sub-Adviser, a wholly-owned subsidiary of Morgan Stanley, provides a broad range of portfolio management services to its clients. Its main office is located at 25 Cabot Square, Canary Wharf, London, England E14 4QA.

The Portfolio is managed within the Quantitative and Structured Solutions (“QSS”) team. The team consists of portfolio managers and analysts. Current members of the team jointly and primarily responsible for the day-to-day management of the Portfolio are Michael Nolan, a Managing Director of the Investment Adviser, Helen Krause, an Executive Director of the Sub-Adviser, Arthur Robb, a Vice President of the Investment Adviser, and Neil Chakraborty, a Vice President of the Sub-Adviser.

Mr. Nolan has been associated with the Investment Adviser in an investment management capacity since November 2005 and began managing the Portfolio in June 2008. Prior to November 2005, Mr. Nolan was responsible for Morgan Stanley & Company’s collateralized debt obligation business in Europe. Ms. Krause has been associated with the Sub-Adviser in an investment management capacity since April 2008 and began managing the Portfolio in June 2008. Prior to April 2008, Ms. Krause was a quantitative equity portfolio manager and senior quantitative researcher on the

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Financial Highlights

The financial highlights table is intended to help you understand the financial performance of the Portfolio’s Class X shares for the periods indicated. Certain information reflects financial results for a single Portfolio share throughout each period. The total returns in the table represent the rate an investor would have earned or lost on an investment in the Portfolio (assuming reinvestment of all dividends and distributions).

The information for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, whose report, along with the Portfolio’s financial statements, are incorporated by reference in the SAI from the Portfolio’s annual report, which is available upon request. The Portfolio’s unaudited financial statements for the semiannual period ended June 30, 2008 are incorporated by reference in the SAI from the Portfolio’s semiannual report.

Further information about the performance of the Portfolio is contained in its annual report and semiannual report to shareholders. See the accompanying prospectus for either the variable annuity or the variable life contract issued by your insurance company for a description of charges which are applicable thereto. These charges are not reflected in the financial highlights below. Inclusion of any of these charges would reduce the total return figures for all periods shown.

	For the Six Months Ended
	June 30,		For the Year Ended December 31,
	2008		2007	2006	2005	2004	2003
	(unaudited)
Selected Per Share Data:
Net asset value beginning of period	$29.77		$25.29	$21.43	$18.82	$15.46	$13.16
Net investment income*	0.27		0.51	0.46	0.43	0.36	0.35
Net realized and unrealized gain	(1.58)		4.49	3.88	2.62	3.37	2.31
Total from investment operations	(1.31)		5.00	4.34	3.05	3.73	2.66
Divdends to shareholders	(0.15)		(0.52)	(0.48)	(0.44)	(0.37)	(0.36)
Distributions to shareholders	—		—	—	—	—	—
Total divdends and distributions	(0.15)		(0.52)	(0.48)	(0.44)	(0.37)	(0.36)
Net asset value end of period	$28.31		$29.77	$25.29	$21.43	$18.82	$15.46
Total Return†	(4.38	)%(1)	19.86%	20.50%	16.28%	24.44%	20.47%
Ratios to Average Net Assets:**
Expenses	0.75	%(2)	0.75%	0.74%	0.72%	0.71%	0.71%
Net investment income	1.94	%(2)	1.83%	2.02%	2.12%	2.19%	2.51%
Supplemental Data:
Net assets end of period (000’s)	$41,869		$48,582	$52,892	$59,823	$63,052	$63,728
Portfolio turnover rate	12	%(1)	8%	21%	38%	29%	91%

*  The per share amounts were computed using an average number of shares outstanding during the period.

** Reflects overall Portfolio ratios for investment income and non-class specific expenses.

† Calculated based on the net asset value as of the last business day of the period. Performance shown does not reflect fees and expenses imposed by your insurance company. If performance information included the effect of these additional charges, the total returns would be lower.

(1) Not annualized.

(2) Annualized.

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instruments will be counted towards the 80% policy discussed above to the extent they have economic characteristics similar to the securities included within the 80% policy.

Other Investments. The remaining 20% of the Portfolio’s assets may be invested in fixed- income securities, and equity securities of companies not engaged in the infrastructure business, U.S. Government securities issued, or guaranteed as to principal and interest, by the U.S. Government or its agencies or instrumentalities, asset-backed securities and real estate investment trusts (commonly known as “REITs”). Up to 10% of the Portfolio’s assets may be invested in convertible securities. The Portfolio may invest up to 5% of its assets in fixed-income securities and convertible securities rated below investment grade (commonly known as “junk bonds”). The Portfolio may also utilize forward foreign currency exchange contracts, options on foreign currencies, stock index futures (and options thereon), total return swaps and contracts for difference (“CFDs”), which are derivative instruments. Derivative instruments are financial instruments whose value and performance are based on the value and performance of another security or financial instrument. For more information, see the “Additional Investment Strategy Information” section.

The Portfolio may engage in active and frequent trading of its portfolio securities. For more information regarding portfolio turnover, see the “Additional Investment Strategy Information” section.

In pursuing the Portfolio’s investment objective, the Investment Adviser and/or Sub-Adviser have considerable leeway in deciding which investments they buy, hold or sell on a day-to-day basis and which trading strategies they use. For example, the Investment Adviser and/or Sub- Adviser in their discretion may determine to use some permitted trading strategies while not using others.

PRINCIPAL RISKS

There is no assurance that the Portfolio will achieve its investment objective. The Portfolio’s share price and return will fluctuate with changes in the market value of its portfolio securities. When you sell Portfolio shares, they may be worth less than what you paid for them and, accordingly, you can lose money investing in this Portfolio.

Infrastructure-Related Companies. Because the Portfolio concentrates its investments in infrastructure-related companies, the Portfolio has greater exposure to the potential adverse economic, regulatory, political and other changes affecting such entities. Infrastructure-related companies are subject to a variety of factors that may adversely affect their business or operations including high interest costs in connection with capital construction programs, costs associated with compliance with and changes in environmental and other regulations, difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets, the effects of surplus capacity, increased competition from other providers of services in a developing deregulatory environment, uncertainties concerning the availability of fuel at reasonable prices, the effects of energy conservation policies and other factors. Additionally, infrastructure-related entities may be subject to regulation by various governmental authorities and may also be affected by governmental regulation of rates charged to customers, government budgetary constraints, service interruption due to environmental, operational or other mishaps and the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards.

Other factors that may affect the operations of infrastructure-related companies include innovations in technology that could render the way in which a company delivers a product or service obsolete, significant changes to the number of ultimate end-users of a company’s products, increased susceptibility to terrorist acts or political actions, risks of environmental damage due to

SDIS — The Global Infrastructure Portfolio

3

While the price of Portfolio shares is quoted and redemption proceeds are paid in U.S. dollars, the Portfolio may convert U.S. dollars to a foreign market’s local currency to purchase a security in that market. If the value of that local currency falls relative to the U.S. dollar, the U.S. dollar value of the foreign security will decrease. This is true even if the foreign security’s local price remains unchanged.

Foreign securities also have risks related to economic and political developments abroad, including expropriations, confiscatory taxation, exchange control regulation, limitations on the use or transfer of Portfolio assets and any effects of foreign social, economic or political instability. Foreign companies, in general, are not subject to the regulatory requirements of U.S. companies and as such, there may be less publicly available information about these companies. Moreover, foreign accounting, auditing and financial reporting standards generally are different from those applicable to U.S. companies. Finally, in the event of a default of any foreign debt obligations, it may be more difficult for the Fund to obtain or enforce a judgment against the issuers of the securities.

Securities of foreign issuers may be less liquid than comparable securities of U.S. issuers and, as such, their price changes may be more volatile. Furthermore, foreign exchanges and broker-dealers are generally subject to less government and exchange scrutiny and regulation than their U.S. counterparts. In addition, differences in clearance and settlement procedures in foreign markets may cause delays in settlement of the Portfolio’s trades effected in those markets and could result in losses to the Portfolio due to subsequent declines in the value of the securities subject to the trades.

The foreign securities in which the Portfolio may invest may be issued by issuers located in emerging market or developing countries. Compared to the United States and other developed countries, emerging market or developing countries may have relatively unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities issued by companies located in these countries tend to be especially volatile and may be less liquid than securities traded in developed countries. In the past, securities in these countries have been characterized by greater potential loss than securities of companies located in developed countries.

Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts, or to pass through to them to any voting rights with respect to the deposited securities.

Derivatives. The primary risks of investing in derivatives are: (i) changes in the market value of securities held by the Portfolio, and of derivatives relating to those securities, may not be proportionate, (ii) there may not be a liquid market for the Portfolio to sell a derivative, which could result in difficulty closing a position and (iii) certain derivatives can magnify the extent of losses incurred due to changes in the market value of the securities to which they relate. In addition, some derivatives are subject to counterparty risk. This risk may be more acute when a counterparty is domiciled outside of the United States. To minimize this risk, the Portfolio may enter into derivatives transactions only with counterparties that meet certain requirements for credit quality and collateral. For more information on the risks associated with the derivatives in which the Portfolio may invest, see the “Additional Risk Information” section.

Other Risks. The performance of the Portfolio also will depend on whether or not the Investment Adviser and/or Sub-Adviser are successful in applying the Portfolio’s investment strategies. The Portfolio is also subject to other risks from its permissible investments, including the risks associated with its investments in convertible securities and fixed-income securities,

SDIS — The Global Infrastructure Portfolio

5

1  The Standard & Poor’s BMI Global Index (S&P BMI Global Index) is a broad market index designed to capture exposure to equities in all countries in the world that meet minimum size and liquidity requirements. As of the date of this Prospectus, there are approximately 11,000 index members representing 27 developed and 26 emerging market countries. The Index is unmanaged and its returns do not include any sales charges or fees. Such costs would lower performance. It is not possible to invest directly in an index. The Portfolio’s primary benchmark is being changed from the S&P 500® Index to the S&P BMI Global Index to more accurately reflect the Portfolio’s investible universe.

2  The Standard & Poor’s 500® Index (S&P 500® Index) is a broad-based index, the performance of which is based on the performance of 500 widely-held common stocks chosen for market size, liquidity and industry group representation. The Index is unmanaged and its returns do not include any sales charges or fees. Such costs would lower performance. It is not possible to invest directly in an index.

3  The Standard & Poor’s Global Infrastructure Index (S&P Global Infrastructure Index) is designed to track performance of the stocks of 75 of the largest publicly listed infrastructure companies around the world including both developed and emerging markets. The Index includes companies involved in utilities, energy and transportation infrastructure; airport services; highways and rail tracks; marine ports and services; and electric, gas and water utilities. The Index was launched on November 16, 2001 and, therefore, returns for periods using dates prior to this inception date are not available. The Index is unmanaged and its returns do not include any sales charges or fees. Such costs would lower performance. It is not possible to invest directly in an index. The Portfolio’s secondary benchmark is being changed from the S&P 500® Utilities Index to the S&P® Global Infrastructure Index to more accurately reflect the Portfolio’s investible universe.

4  The Standard & Poor’s 500® Utilities Index (S&P 500® Utilities Index) is an unmanaged, market capitalization weighted index consisting of utilities companies in the S&P 500® Index and is designed to measure the performance of the utilities sector. It includes reinvested dividends. The Index is unmanaged and its returns do not include any sales charges or fees. Such costs would lower performance. It is not possible to invest directly in an index.

FEES AND EXPENSES OF THE PORTFOLIO

ANNUAL PORTFOLIO OPERATING EXPENSES

These expenses are deducted from the Portfolio’s assets and are based on expenses paid for the fiscal year ended December 31, 2007. The Securities and Exchange Commission (“SEC”) requires that the Portfolio disclose in this table the fees and expenses that you may pay if you buy and hold shares of the Portfolio. In addition, Total annual Portfolio operating expenses in the table and example do not reflect the impact of any charges by your insurance company. If they did, expenses would be higher.

ANNUAL PORTFOLIO OPERATING EXPENSES

Advisory fee	0.57%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.18%
Total annual Portfolio operating expenses	1.00%

Example

This example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Portfolio, your investment has a 5% return each year, and the Portfolio’s operating expenses remain the same. Although your actual costs may be higher or lower, the table below shows your costs at the end of each period based on these assumptions.

Expenses Over Time
1 Year	3 Years	5 Years	10 Years
$102	$318	$552	$1,225

SDIS — The Global Infrastructure Portfolio

7

or changes in interest rates affecting the underlying loans owned by the REITs. REITs are more susceptible to risks associated with the ownership of real estate and the real estate industry in general. These risks can include fluctuations in the value of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in competition, property taxes, capital expenditures or operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry. In addition, REITs depend upon specialized management skills, may not be diversified (which may increase the volatility of a REIT’s value), may have less trading volume and may be subject to more abrupt or erratic price movements than the overall securities market. Furthermore, investments in REITs may involve duplication of management fees and certain other expenses, as the Portfolio indirectly bears its proportionate share of any expenses paid by REITs in which it invests. U.S. REITs are not taxed on income distributed to shareholders provided they comply with several requirements of the Internal Revenue Code of 1986, as amended (the “Code”). U.S. REITs are subject to the risk of failing to qualify for tax-free pass-through of income under the Code.

High Yield Securities. The Portfolio may invest up to 5% of its net assets in convertible securities and/or fixed-income securities rated below investment grade. Securities rated below investment grade are commonly known as “junk bonds” and have speculative credit risk characteristics.

Forward Foreign Currency Exchange Contracts, Options on Currencies and Stock Index Futures. Participation in forward foreign currency exchange contracts involves risks. If the Investment Adviser and/or Sub-Adviser employ a strategy that does not correlate well with the Portfolio’s investments or the currencies in which the investments are denominated, currency contracts could result in a loss. The contracts also may increase the Portfolio’s volatility and may involve a significant risk. In addition, if the Portfolio invests in options on currencies and/or stock index futures (or options thereon), its participation in these markets would subject the Portfolio to certain risks. The Investment Adviser’s and/or Sub-Adviser’s predictions of movements in the direction of the currency or index markets may be inaccurate, and the adverse consequences to the Portfolio (e.g., a reduction in the Portfolio’s net asset value or a reduction in the amount of income available for distribution) may leave the Portfolio in a worse position than if these strategies were not used. Other risks include the possible imperfect correlation between the price of futures contracts and movements in the prices of securities and the possible absence of a liquid secondary market for certain of these instruments. Certain options may be over-the- counter options, which are options negotiated with dealers; there is no secondary market for these investments.

Total Return Swaps. The Portfolio’s investments in total return swaps do not involve the delivery of securities, other underlying assets or principal. Accordingly, the risk of loss with respect to total return swaps is the net amount of interest payments that the Portfolio is contractually obligated to make and the return of the underlying reference stock the Portfolio is contractually entitled to receive. If the other party to a total return swap defaults, the Portfolio’s risk of loss consists of the appreciation value of the underlying reference stock the Portfolio is contractually entitled to receive. If there is a default by the counterparty, the Portfolio may have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. The use of

SDIS — The Global Infrastructure Portfolio

11

swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Adviser and/or Sub-Adviser is incorrect in its forecasts of market values and interest rates, the investment performance of the Portfolio would be less favorable than it would have been if this investment technique were not used.

Contracts for Difference. As is the case with owning any financial instrument, there is the risk of loss associated with buying a CFD. For example, if the Portfolio buys a long CFD and the underlying security is worth less at the end of the contract, the Portfolio would be required to make a payment to the seller and would suffer a loss. Also, there may be liquidity risk if the underlying instrument is illiquid because the liquidity of the CFD is based on the liquidity of the underlying instrument. A further risk is that adverse movements in the underlying security will require the buyer to post additional margin. CFDs also carry counterparty risk, i.e., the risk that the counterparty to the CFD transaction may be unable or unwilling to make payments or to otherwise honor its financial obligations under the terms of the contract. If the counterparty were to do so, the value of the contract, and of the Portfolio’s shares, may be reduced.

Counterparty Risk. The Portfolio will be exposed to the credit of the counterparties to currency forwards and other derivative contracts and the counterparty’s ability to satisfy the terms of the agreements, which exposes the Portfolio to the risk that counterparties may default on their obligations to perform under the agreements. In the event of a bankruptcy or insolvency of a counterparty, the Portfolio could experience delays in liquidating its positions and significant losses, including declines in the value of its investment during the period in which the Portfolio seeks to enforce its rights, inability to realize any gains on its investment during such period and fees and expenses incurred in enforcing its rights. These risks may be more acute when a counterparty is domiciled outside of the United States.

PORTFOLIO MANAGEMENT

MORGAN STANLEY INVESTMENT ADVISORS INC.

The Investment Adviser, together with its affiliated asset management companies, had approximately $483.4 billion in assets under management or supervision as of September 30, 2008.

The Fund has retained the Investment Adviser — Morgan Stanley Investment Advisors Inc. — to provide investment advisory services to the Fund pursuant to an investment advisory agreement (the “Investment Advisory Agreement”). The Investment Adviser has, in turn, contracted with the Sub-Adviser — Morgan Stanley Investment Management Limited — to invest the Portfolio’s assets, including the placing of orders for the purchase and sale of portfolio securities, pursuant to a sub-advisory agreement (the “Sub-Advisory Agreement”). The Investment Adviser is a wholly-owned subsidiary of Morgan Stanley, a preeminent global financial services firm engaged in securities trading and brokerage activities, as well as providing investment banking, research and analysis, financing and financial advisory services. The Investment Adviser’s address is 522 Fifth Avenue, New York, New York 10036.

The Sub-Adviser, a wholly-owned subsidiary of Morgan Stanley, provides a broad range of portfolio management services to its clients. Its main office is located at 25 Cabot Square, Canary Wharf, London, England E14 4QA.

The Portfolio is managed within the Quantitative and Structured Solutions (“QSS”) team. The team consists of portfolio managers and analysts. Current members of the team jointly and primarily responsible for the day-to-day management of the Portfolio are Michael Nolan, a Managing Director of the Investment Adviser, Helen Krause, an Executive Director of the

SDIS — The Global Infrastructure Portfolio

12

Financial Highlights

The financial highlights table is intended to help you understand the financial performance of the Portfolio’s Class Y shares for the periods indicated. Certain information reflects financial results for a single Portfolio share throughout each period. The total returns in the table represent the rate an investor would have earned or lost on an investment in the Portfolio (assuming reinvestment of all dividends and distributions).

The information for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, whose report, along with the Portfolio’s financial statements, are incorporated by reference in the SAI from the Portfolio’s annual report, which is available upon request. The Portfolio’s unaudited financial statements for the semiannual period ended June 30, 2008 are incorporated by reference in the SAI from the Portfolio’s semiannual report.

Further information about the performance of the Portfolio is contained in its annual report and semiannual report to shareholders. See the accompanying prospectus for either the variable annuity or the variable life contract issued by your insurance company for a description of charges which are applicable thereto. These charges are not reflected in the financial highlights below. Inclusion of any of these charges would reduce the total return figures for all periods shown.

	For the
	Six Months Ended
	June 30,		Year Ended December 31,
	2008		2007	2006	2005	2004	2003
	(unaudited)
Selected Per Share Data:
Net asset value beginning of period	$29.75		$25.27	$21.42	$18.81	$15.45	$13.15
Net investment income*	0.24		0.45	0.40	0.38	0.32	0.31
Net realized and unrealized gain	(1.59)		4.48	3.87	2.62	3.37	2.31
Total from investment operations	(1.35)		4.93	4.27	3.00	3.69	2.62
Divdends to shareholders	(0.13)		(0.45)	(0.42)	(0.39)	(0.33)	(0.32)
Distributions to shareholders	—		—	—	—	—	—
Total divdends and distributions	(0.13)		(0.45)	(0.42)	(0.39)	(0.33)	(0.32)
Net asset value end of period	$28.27		$29.75	$25.27	$21.42	$18.81	$15.45
Total Return†	(4.51	)%(1)	19.59%	20.17%	16.00%	24.15%	20.20%
Ratios to Average Net Assets:**
Expenses	1.00	%(2)	1.00%	0.99%	0.97%	0.96%	0.96%
Net investment income	1.69	%(2)	1.58%	1.77%	1.87%	1.94%	2.26%
Supplemental Data:
Net assets end of period (000’s)	$17,142		$18,763	$17,495	$16,267	$15,650	$13,440
Portfolio turnover rate	12	%(1)	8%	21%	38%	29%	91%

* The per share amounts were computed using an average number of shares outstanding during the period.

** Reflects overall Portfolio ratios for investment income and non-class specific expenses.

† Calculated based on the net asset value as of the last business day of the period. Performance shown does not reflect fees and expenses imposed by your insurance company. If performance information included the effect of these additional charges, the total returns would be lower.

(1) Not annualized.

(2) Annualized.

SDIS — The Global Infrastructure Portfolio

contains an express disclaimer of shareholder liability for acts or obligations of the Fund, requires that notice of such Fund obligations include such disclaimer, and provides for indemnification out of the Fund’s prop- erty for any shareholder held personally liable for the obligations of the Fund.Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations. Given the above limitations on shareholder personal liability, and the nature of the Fund’s assets and operations, the possibility of the Fund being unable to meet its obligations is remote and thus, in the opinion of Massachusetts counsel to the Fund, the risk to Fund shareholders of personal liability is remote.

Shareholders have the right to vote on the election of Trustees of the Fund and on any and all matters on which by law or the provisions of the Fund’s By-Laws they may be entitled to vote.To the extent required by law, Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company, which are the only shareholders of the Fund, will vote the shares of the Fund held in each Account established to fund the benefits under either a flexible premium deferred variable annuity Contract or a flexible premium variable life insurance Contract in accordance with instructions from the owners of such Contracts. Shares of the Portfolio will be voted by the insurance company investing in such Portfolio based on instructions received from the contract holders having a voting interest in the underlying account. Shares for which timely instructions are not received generally will be voted by the insurance company in the same proportion as Shares for which instructions have been timely received. Therefore, as a result of this proportional voting, the vote of a small number of contract holders could determine the outcome of a proposal subject to a shareholder vote.

The Trustees themselves have the power to alter the number and the terms of office of the Trustees (as provided for in the Declaration of Trust), and they may at any time lengthen or shorten their own terms or make their terms of unlimited duration and appoint their own successors, provided that always at least a majority of the Trustees has been elected by the shareholders of the Fund.

Shareholders of all Portfolios vote for a single set of Trustees. On any matters affecting only one Portfolio, only the shareholders of that Portfolio are entitled to vote. On matters relating to all the Portfolios, but affecting the Portfolios differently, separate votes by each Portfolio are required. Approval of an Investment Advisory Agreement and a change in fundamental policy would be regarded as matters requiring separate voting by each Portfolio.

With respect to the submission to shareholder vote of a matter requiring separate voting by Portfolio, the matter shall have been effectively acted upon with respect to any Portfolio if a majority of the outstanding voting securities of that Portfolio votes for the approval of the matter, notwithstanding that: (1) the matter has not been approved by a majority of the outstanding voting securities of any other Portfolio; or (2) the matter has not been approved by a majority of the outstanding voting securities of the Fund.The voting rights of shareholders are not cumulative, so that holders of more than 50% of the shares voting can, if they choose, elect all Trustees being selected, while the holders of the remaining shares would be unable to elect any Trustees.

VIII. PURCHASE, REDEMPTION AND PRICING OF SHARES

A. Purchase/Redemption of Shares

Information concerning how Portfolio shares are offered (and how they are redeemed) is provided in each of the Fund’s Class X and Class Y Prospectuses.

B. Offering Price

The price of the Portfolio share, called “net asset value,” is based on the value of the Portfolio’s securities. Net asset value per share of each of Class X and Class Y shares is calculated by dividing the value of the portion of the Portfolio’s securities and other assets attributable to each Class, respectively, less the liabilities attributable to each Class, respectively, by the number of shares of the Class outstanding. The assets of each Class of shares are invested in a single portfolio. The net asset value of each Class, however, will differ because the Classes have different ongoing fees.

In the calculation of the Portfolio’s net asset value: (1) an equity portfolio security listed or traded on the New York Stock Exchange, Inc. (“NYSE”) or American Stock Exchange (“AMEX”) or other exchange is valued at its latest sale price, prior to the time when assets are valued; if there were no sales that day, the security is valued at the mean between the last reported bid and asked price; (2) an equity portfolio security listed or traded on the Nasdaq is valued at the Nasdaq Official Closing Price; if there were no sales shareholders. The United States has entered into tax treaties with many foreign countries that may entitle the Portfolio to a reduced rate of, or exemption from, taxes on such income. It is impossible to determine the effective rate of foreign tax in advance because the amount of the Portfolio’s assets to be invested within various countries is not known.

State and Local Tax Considerations

Rules of U.S. state and local taxation of dividend and capital gains distributions from regulated investment companies often differ from the rules for U.S. federal income taxation described above. Shareholders are urged to consult their tax advisers as to the consequences of these and other U.S. state and local tax rules regarding an investment in the Portfolio.

X. UNDERWRITERS

The Portfolio’s shares are offered on a continuous basis. However, on June 25, 2008, the Board of Trustees of the Fund adopted changes to the Portfolio’s investment strategy. Effective August 21, 2008, the Portfolio suspended offering its shares to new investors to allow the portfolio management team to implement these changes. The Distributor, as the principal underwriter of shares, has certain obligations under the Distribution Agreement concerning the distribution of the shares. These obligations and the compensation the Distributor receives are described above in the sections titled “Principal Underwriter” and “Rule 12b-1 Plan.”

XI. PERFORMANCE DATA

					Average Annual
					Total Return for
					Period from
			Average Annual	Average Annual	Commencement
		Total Return for	Total Return for	Total Return for	of Operations
	Date of	Fiscal Year Ended	Five Years Ended	Ten Years Ended	through
Class	Inception	December 31, 2007	December 31, 2007	December 31, 2007	December 31, 2007
Class X	11/09/94	19.86%	20.28%	9.91%	12.22%
Class Y	7/24/00	19.59%	19.99%	—	4.24%

					Total Return for
					Period from
					Commencement
		Total Return for	Total Return for	Total Return for	of Operations
	Date of	One Year Ended	Five Years Ended	Ten Years Ended	through
Class	Inception	June 30, 2008	June 30, 2008	June 30, 2008	June 30, 2008
Class X	11/09/94	2.08%	16.42%	8.20%	11.38%
Class Y	7/24/00	1.82%	16.13%	—	3.36%

XII. FINANCIAL STATEMENTS

The Fund’s audited financial statements for the fiscal year ended December 31, 2007, including notes thereto and the report of Deloitte & Touche LLP, independent registered public accounting firm, and the Fund’s unaudited financial statements for the semiannual period ended June 30, 2008, are herein incor- porated by reference from the Fund’s annual report and the Fund’s semiannual report, respectively. A copy of the Fund’s Annual Report to Shareholders and Semiannual Report to Shareholders must accom- pany the delivery of this SAI.

XIII. FUND COUNSEL

Clifford Chance US LLP, located at 31 West 52nd Street, New York, NY 10019, acts as the Fund’s legal counsel.

*****

This SAI and each of the Class X and Class Y Prospectuses do not contain all of the information set forth in the Registration Statement the Fund has filed with the SEC. The complete Registration Statement may be obtained from the SEC.